

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Greg Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd, Suite 150
Phoenix, AZ 85016

> **Re: 1606 Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 17, 2021**
> **File No. 333-258912**

Dear Mr. Lambrecht:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed December 17, 2021

Prospectus Cover

1. We note your disclosure that "the selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS (i.e., OTCQX or OTCQB) at prevailing market prices or privately negotiated prices." Please remove this disclosure. In this regard, please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please also make conforming edits under the heading Determination of Offering Price on page 16 as you made in response to our prior comment 5.

Please contact Taylor Beech at 202-551-4515 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey M. Stein, Esq.